SUBLICENSE AGREEMENT

This Sublicense Agreement (the “Agreement”) is dated the 16 day of February, 2017 (the “Effective Date”) between Franklin Templeton Companies LLC, a company incorporated in Delaware with registered address at One Franklin Parkway, San Mateo, California 94403, USA (“Franklin”), and Franklin Templeton ETF Trust a Delaware statutory trust with a registered office at One Franklin Parkway, San Mateo, California 94403, USA (“FT TRUST”).

Recitals

Whereas Franklin has obtained licenses (the “Licenses”) from the index providers listed from time to time on Schedule “A” hereto to use the indices (the “Indices”) listed from time to time on Schedule “A” hereto, as well as the associated marks (the “Marks”);

Whereas FT TRUST wishes to use the Indices in connection with the creation, offering and operation of exchange-traded funds (the “ETFs”) based on the Indices and wishes to reference the Indices and to use the Marks in connection with the identification and marketing of the ETFs and in connection with making disclosures about the ETFs under applicable laws, rules and regulations;

Now, Therefore, in view of these recitals and in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as set forth below.

1.       Grant of Sublicense.  Subject to the terms and conditions of this Agreement, Franklin hereby grants to FT TRUST a sublicense to use the Indices (and associated data and information) and Marks in the manner set forth in, and subject to the terms of, the applicable Licenses.

2.       Performance of Obligations under the Licenses. FT TRUST agrees that it shall comply with the terms and conditions of the Licenses, as such terms relate to use of the applicable Indices and Marks in connection with the ETFs.

3.       Duration and Termination.  This Agreement shall commence on the Effective Date and shall continue in full force and effect until terminated as provided hereunder.  This Agreement shall automatically terminate (a) upon mutual written agreement of the parties or (b) upon written notice from Franklin in the event that (i) all of the Licenses are terminated or (ii) FT TRUST ceases to managed by an affiliate of Franklin.

4.       Amendments and Modifications.  This Agreement may be amended or modified only by written consent of both parties hereto.  Schedule “A” to this Agreement may be amended to add or remove index providers and/or Indices with the written consent of both parties hereto.

5.       Entire Agreement.  This Agreement, including the schedule hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof.

6.        Severability.  All clauses of this Agreement are distinct and severable, and the legality and enforceability of each such clause shall not be affected if any other clause should be deemed illegal or unenforceable in any jurisdiction for any reason.

7.       Governing Law.  This Agreement and all questions relating to its validity, interpretation, performance, and enforcement shall be governed by and construed in accordance with the laws of the State of California without giving effect to choice of law principles.

8.       Counterparts.  This Agreement may be signed in two counterparts, each of which shall be deemed an original and both of which together shall constitute one and the same instrument.

*     *     *

[Remainder of page left blank intentionally.]

The parties hereto have caused this Agreement to be signed by its duly authorized officers as of the Effective Date.

Franklin Templeton Companies LLC
By:	/s/ Matthew J. Gowdy
Name: Matthew J. Gowdy
Title: Senior Vice President

Franklin Templeton ETF Trust
By:	/s/ Navid J. Tofigh
Name: Navid J. Tofigh
Title: Vice President and Secretary

Schedule “A”

Index Provider	Indices
Frank Russell Company	LibertyQ US Large Cap Equity Index
Frank Russell Company	LibertyQ US Small Cap Equity Index
Frank Russell Company	LibertyQ US Mid Cap Equity Index